Paris, July 28th, 2005

Press release

Connex, transportation division of Veolia Environnement,
announces major acquisition in the USA.

Connex, the transportation division of Veolia Environnement has, via its subsidiary Connex North America, entered into a share purchase agreement with National Express Corporation to acquire ATC, the urban transport subsidiary of National Express in the USA, which has a turnover of about $ 260 million a year, for $93 millions.

ATC is, among others states, active in California, Arizona, South and North Carolina and Nevada. It brings Connex the largest private urban network of contracts in the USA, including Las Vegas, Dallas and Seattle.

This acquisition which is subject to customary conditions precedent to closing to be held in September 2005, will make Connex North America the leading private operator of urban passenger transport in the USA. Following the acquisition, Connex North America will have 11,000 employees and 6,500 vehicles and post annual sales of $650 million.

"In 4 years, Connex has succeeded in building the leading urban transport group in the USA" says Stéphane Richard, CEO of Connex. "Our experience, notably in Europe, further enables us to convince US cities of the benefits they can derive from public-private partnerships in urban transportation, a market worth over 15 billion dollars annually."

The emergence of private operators is a comparatively recent phenomenon in the US public transport market, which is primarily managed by municipal agencies. The privatized share of this market is estimated at between 2 and 3 billion dollars annually.

Connex, the Veolia Environnement Transport division, is present in 25 countries and employs 61,000 people. In 2004, it made 3.6 billion euros in turnover. Connex operates 27,000 road and rail vehicles and transports more than 2 billion passengers per year.

Important Disclaimer:
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

     Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://veoliaenvironnement-finance.com